Preliminary Pricing Supplement
                   Subject to Completion Dated June 20, 2002

PRICING SUPPLEMENT                                                            Rule 424(b)(3)
------------------                                                        File No. 333-83374
(To Prospectus Supplement and Prospectus dated April 1, 2002)
Pricing Supplement Number:


                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series B
                  Due Nine Months or More from Date of Issue

                     USD/EUR Linked Notes due July , 2004
                                 (the "Notes")

                              ------------------

     The Notes, as further described below, have a two year term and are a U.S. Dollar denominated investment linked to movements in the U.S. Dollar/Euro exchange rate. The Notes are 100% principal protected, meaning that at maturity you will receive no less than the Issue Price of $1,000 per $1,000 principal amount of Notes. The Notes will pay interest for each sixth month interest period at a rate of 6.75% per annum on a semi-annual basis, providing the U.S. Dollar/Euro exchange rate stays within a predetermined range for each such six month period. The ranges are set at the beginning of each six month period at the then current U.S. Dollar/Euro exchange rate minus 0.0400 to plus
0.0800. This results in an overall range of $0.1200 per 1 Euro.


     Investing in the Notes involves risks that are described in the "Risk Factors" section of this pricing supplement and the accompanying Prospectus Supplement.


Aggregate principal amount.......................  $

Stated Maturity Date.............................  July  , 2004.

Issue Price......................................  $1,000 per Note.

Original Issue Date .............................  July   , 2002.

Denominations....................................  We will issue and sell the Notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Interest Calculation.............................  The Notes will bear interest at a Fixed Rate of 6.75% per annum, payable semiannually, provided that the interest payable on any
                                                   Interest Payment Date will be payable only if the USD/EUR Rate
                                                   (as defined below) is not at or outside the applicable Range on any Business Day during the Monitoring Period (as defined below)
                                                   immediately preceding such Interest Payment Date.  If the USD/EUR
                                                   Rate is at or outside the applicable Range during a Monitoring
                                                   Period, no interest will be paid on the succeeding Interest
                                                   Payment Date.  Interest will be computed on the basis of a 360-day year of twelve 30-day months.


Range............................................  Low Value: USD/EUR Rate on the Range Determination Date minus
                                                   0.04.
                                                   High Value: USD/EUR Rate on the Range Determination Date plus
                                                   0.08.


USD/EUR Rate...................................    The USD/EUR Rate will be equal to the bid rate of U.S. Dollars per Euro in the interbank market as reported by Reuters Group PLC
                                                   ("Reuters") on page 1FED, or any substitute page thereto, at
                                                   10:00 a.m. New York City time on the relevant date.  However, if the USD/EUR Rate is not so quoted by Reuters on page 1FED, or any substitute page thereto, then the USD/EUR Rate will be the exchange rate between Euro and U.S. Dollars, based upon the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate"). If the Noon Buying Rate is not
                                                   announced on such date, then the USD/EUR Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately
                                                   10:00 a.m. New York City time on the relevant date for the purchase or sale by the Reference Dealers of the Reference Amount for settlement two Business Days later. If fewer than two
                                                   Reference Dealers provide such spot quotations, then the USD/EUR
                                                   Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m. New York City time on the relevant date from three leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the sale by such banks of the Reference Amount for settlement two Business
                                                   Days later. If these spot quotations are available from fewer than three banks, then the Calculation Agent, in its sole
                                                   discretion, shall determine which spot rate is available and reasonable to be used. If no such spot quotation is available, then the USD/EUR Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m. New York City time, on the relevant date.

Reference Amount.................................  1,000,000 Euros.

Reference Dealers................................  As used herein, means Citibank, N.A., Deutsche Bank A.G. and
                                                   JPMorgan Chase Bank, or their successors.

Range Determination Dates........................  The Pricing Date, January  , 2003, July  , 2003 and January  ,
                                                   2004. If such day is not a Business Day, then the determination will be made on the immediately succeeding Business Day.

Interest Payment Dates...........................  January  , 2003, July  , 2003, January  , 2004 and the Stated
                                                   Maturity Date. If such day is not a Business Day, payment will be made on the immediately succeeding Business Day and no
                                                   additional interest will accrue as a result of the delayed payment.



                                                           2

Monitoring Period ...............................  A Monitoring Period means the period commencing on and including the Original Issue Date through and including 10:00 a.m. New York
                                                   City time on the next Range Determination Date, and thereafter the period commencing at 10:00 a.m. New York City time on and including each Range Determination Date through and including
                                                   10:00 a.m. New York City time on the immediately succeeding Range
                                                   Determination Date.

Amount payable at maturity......................   At maturity, for each Note that you own, you will receive the Issue
                                                   Price of $1,000 per Note plus accrued and unpaid interest, if any.

Minimum Amount Payable at Maturity...............  Issue Price of $1,000 per Note.

Maximum Amount Payable at Maturity...............  N/A.

Business Day.....................................  Any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to close in The
                                                   City of New York that is also a London Banking Day, and such banks are open for dealing in a foreign exchange and foreign currency deposits.

Calculation Agent................................  Merrill Lynch Capital Services Inc.

                                                   All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and, absent manifest error, shall be conclusive for all purposes and binding on
                                                   Merrill Lynch & Co., Inc. ("ML&Co.") and beneficial owners of the
                                                   Notes.

                                                   All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) would be rounded to
                                                   9.87655% (or .0987655). All dollar amounts used in or resulting from this calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Trustee..........................................  JPMorgan Chase Bank.

Form of Notes....................................  Book-entry.

CUSIP number.....................................

Proceeds to ML&Co................................  $

Underwriting Discount............................  $

                                 RISK FACTORS

     Your investment in the Notes will involve certain risks, including risks not associated with similar investments in a conventional debt security. You should consider carefully the following discussion of risks, and the risks described in the accompanying Prospectus Supplement, before you decide that an investment in the Notes is suitable for you.

     The value of the Notes is closely related to changes in the value of the Euro relative to the U.S. Dollar.

     The value of any currency, including the Euro and the U.S. Dollar, may be affected by complex political and economic factors. The spot exchange rate of the Euro in terms of the U.S. Dollar is at any moment a result of the supply and demand for the two currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the European Union and the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in the European Union and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the European Union, the governments of the European Union, the United States and other countries important to international trade and finance.

     Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including the European Union, are permitted to fluctuate in value relative to the U.S. Dollar. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including the European Union, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments or the European Union which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Euro, the U.S. Dollar or any other currency.

     You may not earn a return on your investment.

     You should be aware that if the USD/EUR Rate is at or outside of the applicable Range during the applicable Monitoring Period, you will not receive any interest payments on your Notes on the succeeding Interest Payment Date. The possibility exists that the USD/EUR Rate will be at or outside of the applicable Range during each and every Monitoring Period, in which case you would not receive any interest payments on your Notes and will only receive the Issue Price of $1,000 per Note at maturity. Therefore, although the investor has the opportunity to receive a return, the investor risks a lower return than comparable instruments, or no return at all. As such, the investment may not be suitable for persons unfamiliar with the foreign currency markets, or unwilling or unable to bear the risks associated with an investment in the Notes. Investors should consult their advisers if in any doubt as to the nature of the investment and its suitability for them in the light of their particular circumstances.

     There may be an uncertain trading market for the Notes.

     While there have been several issuances of ML&Co.'s Medium-Term Notes, Series B, upon issuance, your Notes will not have an established trading market. We cannot assure you that a trading market for your Notes will ever develop or be maintained if developed. The development of a trading market for the Notes will depend on our financial performance and other factors such as the change in the value of the USD/EUR Rate.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive.

                      EVENTS OF DEFAULT AND ACCELERATION

     In case of default in payment of the Notes, whether at their stated maturity, an Interest Payment Date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their beneficial owners, at the rate of % per annum to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                             HYPOTHETICAL RETURNS

     The following table illustrates, for a range of hypothetical USD/EUR
Rates:

     o  the resulting Range applicable to the relevant Monitoring Period, and

     o the Interest Payment that would be due on the Interest Payment Date for the relevant Monitoring Period, given differing USD/EUR Rates.

                                                                                                               Resulting Interest
  USD/EUR Rate on                                          Actual Level of                                     Payment in Dollars
        the                                                 USD/EUR Rate            Resulting Interest         per $1000 Note for
       Range              Resulting Range applicable            during             Payment for relevant             relevant
Determination Date           to Monitoring Period         Monitoring Period        Monitoring Period(1)        Monitoring Period
------------------        ---------------------------     -----------------        --------------------        ------------------
       0.9200                    0.8800-1.0000             0.8700-0.9400                   0.00%                     $0.00
       0.9400                    0.9000-1.0200             0.9250-0.9580                   6.75%                    $33.75
       0.9250                    0.8850-1.0050             0.9035-0.9720                   6.75%                    $33.75
       0.9600                    0.9200-1.0400             0.9400-0.9890                   6.75%                    $33.75

------------
(1) These rates represent the annualized rate of return for the relevant Monitoring Period.

                               THE USD/EUR RATE

     The USD/EUR Rate is a foreign exchange spot rate that measures the relative values of two currencies, the Euro and the U.S. Dollar. The USD/EUR Rate increases when the Euro appreciates relative to the U.S. Dollar and decreases when the Euro depreciates relative to the U.S. Dollar. The USD/EUR Rate is expressed as a rate that reflects the amount of U.S. Dollars that can be purchased for one Euro. A USD/EUR Rate equal to 0.9620 USD/EUR thus indicates that 1 Euro can be purchased for $0.9620.

     The following table sets forth the monthly high and low; and month-end mid-market levels in the interbank market for U.S. Dollars per Euro from the inception of the Euro in January 1999 through May 2002. The historical experience of USD/EUR Rates should not be taken as an indication of future performance. Any historical upward or downward trend in the USD/EUR Rate during any period set forth below is not any indication that the USD/EUR Rate is more or less likely to increase or decrease at any time during the term of the Notes.

                 Year                    High                    Low                  Month End
                 ----                    ----                    ---                  ---------
       1999:
       -----
       January..............            1.1888                  1.1343                 1.1357
       February.............            1.1395                  1.0930                 1.1026
       March................            1.1065                  1.0685                 1.0766
       April................            1.0881                  1.0550                 1.0580
       May..................            1.0827                  1.0403                 1.0413
       June.................            1.0557                  1.0266                 1.0338
       July.................            1.0743                  1.0112                 1.0697
       August...............            1.0825                  1.0410                 1.0573
       September............            1.0727                  1.0290                 1.0695
       October..............            1.0909                  1.0437                 1.0541
       November.............            1.0591                  1.0040                 1.0089
       December.............            1.0293                  0.9992                 1.0088

       2000:
       ----
       January..............            1.0413                  0.9675                 0.9688
       February.............            1.0085                  0.9406                 0.9645
       March................            0.9790                  0.9481                 0.9554
       April................            0.9751                  0.9034                 0.9113
       May..................            0.9410                  0.8847                 0.9373
       June.................            0.9696                  0.9285                 0.9525
       July.................            0.9595                  0.9196                 0.9260
       August...............            0.9289                  0.8843                 0.8877
       September............            0.9037                  0.8443                 0.8831
       October..............            0.8856                  0.8230                 0.8485
       November.............            0.8793                  0.8375                 0.8726
       December.............            0.9425                  0.8705                 0.9422

       2001:
       ----
       January..............            0.9592                  0.9117                 0.9368
       February.............            0.9444                  0.9020                 0.9232
       March................            0.9380                  0.8759                 0.8759
       April................            0.9087                  0.8704                 0.8868
       May..................            0.9005                  0.8992                 0.8458
       June.................            0.8669                  0.8414                 0.8493
       July.................            0.8821                  0.8352                 0.8756
       August...............            0.9237                  0.8740                 0.9125
       September............            0.9330                  0.8827                 0.9112



                                               6

       October..............            0.9244                  0.8871                 0.8996
       November.............            0.9119                  0.8739                 0.8964
       December.............            0.9080                  0.8745                 0.8898

       2002:
       ----
       January..............            0.9063                  0.8575                 0.8582
       February.............            0.8800                  0.8568                 0.8688
       March................            0.8867                  0.8635                 0.8715
       April................            0.9050                  0.8711                 0.8999
       May..................            0.9416                  0.8993                 0.9338


                     UNITED STATES FEDERAL INCOME TAXATION

     Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this prospectus supplement) or with holders that have a functional currency other than the U.S. dollar. The following discussion also assumes that the issue price of the Notes, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

     As used in this prospectus supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

     There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

     On June 11, 1996, the Treasury Department issued final regulations (the "CPDI Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments, which apply to debt instruments issued on or after August 13, 1996. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. However, debt instruments that are subject to the rules regarding foreign currency gain or loss (the "Foreign Currency Rules") are generally exempt from the timing and character rules provided by the CPDI Regulations. Since whether or not interest will be paid on the Notes on any Interest Payment Date will be determined by reference to the value of the USD/EUR Rate during the applicable Monitoring Period, the Notes generally should be subject to the Foreign Currency Rules and should not be subject to the CPDI Regulations. However, the Foreign Currency Rules do not set forth specific rules for determining the amount of income, gain or loss realized by a taxpayer from holding a debt instrument that provides for one or more contingent payments, similar to the Notes. In the absence of any specific provision in the Foreign Currency Rules, the United States Federal income tax consequences of the purchase, ownership and disposition of the Notes should be governed by a combination of both the general principles contained in the Foreign Currency Rules and general principles of United States Federal income tax law.

     Under general principles of United States Federal income tax law, payments of interest on a debt instrument generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). Under these principles, the amount of interest, if any, payable on each Interest Payment Date (including the Stated Maturity Date), would be treated as contingent interest and generally would be includible in income by a U.S. Holder as ordinary interest on the date that the interest is accrued (i.e., generally when the payment of interest becomes fixed in amount and becomes unconditionally payable) or when such amount is received, in accordance with the U.S. Holder's regular method of tax accounting.

     Upon the sale or exchange of a Note prior to maturity, a U.S. Holder generally would recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale or exchange and such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note. Such gain or loss generally should be capital gain or loss and should be long-term capital gain or loss if the Note has been held by the U.S. Holder for more than one year. However, any portion of such gain or loss that is attributable to changes in the value of the USD/EUR Rate should constitute exchange gain or loss which will be characterized as ordinary income or loss. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Non-U.S. Holders

     A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, a Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

     Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual's death, payments in respect of such Note would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

     Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.